Austral Pacific Energy Ltd

Notice of Annual and Special Meeting of Shareholders

Wednesday, August 22, 2007

4:00 PM (Pacific Daylight Time)

Offices of Lang Michener LLP

Suite 1500 - 1055 West Georgia Street,

Vancouver, B.C. V6E 4N7, Canada

Notice of Annual and Special Meeting of Shareholders

AUSTRAL PACIFIC ENERGY LTD.

Level 3, 40 Johnston Street

Wellington

NEW ZEALAND

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the “Meeting”) of shareholders of Austral Pacific Energy Ltd. (the “Company”) will be held on:

WEDNESDAY, AUGUST 22, 2007 AT 4:00 PM (PACIFIC DAYLIGHT TIME) AT SUITE 1500 – 1055 WEST GEORGIA STREET, VANCOUVER, B.C., CANADA for the following purposes:

ANNUAL MATTERS

Presentation of Financial Statements – To receive the consolidated financial statements for the year ending December 31, 2006, together with the auditor’s report thereon;

Appointment of Auditor – To appoint an auditor for the ensuing year and to authorize the directors to fix the auditor’s remuneration;

Election of Directors – To elect the directors for the coming year;

SPECIAL MATTER

Confirmation of Share Option Plan – To consider and if thought fit, approve an ordinary resolution to adopt the 2006 Share Option Plan, as more particularly set out in the attached Management Proxy Circular, under which a maximum of 10% of the issued and outstanding shares of the Company is reserved for issuance as options at any time.

OTHER MATTERS

To consider any permitted amendment to or variation of any matter identified in this Notice and to transact such other business as may properly come before the Meeting or any adjournment thereof. Management is not currently aware of any other business expected to come before the Meeting.

A Management Proxy Circular (which provides additional information relating to the matters to be dealt with at the Meeting) and a Proxy Form accompany this Notice of Meeting and are supplemental to and expressly made a part of this Notice of Meeting. If you requested annual financial statements be mailed to you, a copy of the Annual Report which includes the audited consolidated financial statements of the Company for the year ended December 31, 2006 and report of the auditor and the related Management Discussion and Analysis, will have already been mailed to you.

A shareholder who is unable to attend the Meeting in person and who wishes to ensure that such shareholder’s shares will be voted at the Meeting is requested to complete, date and sign the enclosed Proxy Form, or another suitable form of proxy, and deliver it in accordance with the instructions set out in the Proxy Form and in the Management Proxy Circular.

A shareholder who plans to attend the Meeting must follow the instructions set out in the Proxy Form and in the Management Proxy Circular to ensure that such shareholder’s shares will be voted at the Meeting.

DATED at Wellington, New Zealand as at July 25, 2007

By Order of the Board of Directors of AUSTRAL PACIFIC ENERGY LTD.

David Newman

Chairman of the Board